UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Act of 1934
(Amendment No.   ) *

GlobalOptions Group, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

37946D209
(CUSIP Number)

Witt Group Holdings, LLC
1501 M Street, NW
Washington, DC 20005
(202) 585-0780

with a copy to:

Andrew M. Ray, Esq.
Bingham McCutchen LLP
2020 K Street, N.W.
Washington, DC 20006
(202) 373-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 13, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 37946D209
1		NAME OF REPORTING PERSONS. Witt Group Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions) OO; see item 3
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,015,157*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,015,157*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9%*
14		TYPE OF REPORTING PERSON (See instructions) OO

* Based upon information set forth in the Form 10-Q filed by GlobalOptions Group, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 13, 2010, there were 14,370,080 shares of common stock of the Company outstanding as of such date.  Pursuant to the Support Agreements (as described herein), Witt Group (as defined in Item 2 hereof) may be deemed to have beneficial ownership of up to a maximum of 34.9% of the Company’s common stock outstanding on the record date for any vote at a stockholder meeting or through written consent for certain events more fully described in the Support Agreements.  Witt Group may be deemed to have beneficial ownership of 5,015,157 shares of the Company’s common stock if the record date were May 13, 2010.  Neither this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Witt Group that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.          Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of the Company.  The Company’s principal executive offices are located at 75 Rockefeller Plaza, 27th Floor, New York, NY 10019.

ITEM 2.          Identity and Background.

(a), (b), (c) and (f):  This Schedule 13D is being filed by Witt Group Holdings, LLC, a Delaware limited liability company (“Witt Group”).  Witt Group was formed for the specific purpose of acquiring the Company’s Preparedness Services Business Unit (the “Preparedness Unit”).  The principal place of business and principal office of Witt Group is 1501 M Street, NW, Washington, DC 20005.  The name, business address, present principal occupation or employment and citizenship of each member of Witt Group (the “Witt Group Members”) are set forth on Schedule A hereto and incorporated herein by reference.

(d)-(e):  During the last five years, neither Witt Group, nor to Witt Group’s knowledge, any of the Witt Group Members, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          Source and Amount of Funds or Other Consideration.

The Support Agreement Shares (as defined in Item 4 hereof) to which this Schedule 13D relates have not been purchased by Witt Group, and thus no funds were used for such purpose.  As an inducement to Witt Group to enter into the Purchase Agreement (as defined in Item 4 hereof), Harvey Schiller, Jeffrey Nyweide, Harvey Partners, LLC, Cipher 06, L.L.C., Vicis Capital LLC and Howard Safir (collectively, the “GlobalOptions Stockholders”) entered into support agreements, the form of which is attached hereto as Exhibit 1 (the “Support Agreements”), relating to an aggregate of approximately 43.2% of the Common Stock outstanding, pursuant to which they agreed to vote their shares in favor of the transactions contemplated by the Purchase Agreement; except that the Support Agreements provide that when the aggregate number of Support Agreement Shares exceeds 34.9% of the voting power of the Company’s outstanding capital stock, then the Support Agreements shall only apply to the maximum number of Support Agreement Shares as would not result in exceeding such percentage, with any resulting adjustments being allocated pro rata among the Support Agreement Shares.

ITEM 4.                      Purpose of Transaction.

On May 13, 2010, the Company, and its wholly-owned subsidiary, GlobalOptions, Inc., a Delaware corporation (collectively with the Company, “Sellers”), entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Witt Group, of which James Lee Witt, Chief Executive Officer, Mark Merritt, Co-President, Barry Scanlon, Co-President, and Pate Felts, Senior Advisor, respectively, of the Preparedness Unit are principals.

           Purchase Agreement

Pursuant to the terms of the Purchase Agreement, Sellers will sell to Witt Group the Preparedness Unit, which develops and implements crisis management and emergency response plans for disaster mitigation, continuity of operations and other emergency management issues for governments, corporations and individuals, including all of the Preparedness Unit’s operating assets, for an aggregate consideration of (i) $10,000,000 in cash, of which $1,000,000 is to be held in escrow for 12 months following the Closing, (ii) an earnout payment equal to 40% of any revenues over $15,000,000 earned during the 12-month period following the closing of the transactions contemplated under the Purchase Agreement (the “Closing”), which payment may not exceed $12,000,000, and (iii) the assumption of certain of the Preparedness Unit’s liabilities (as more fully described in the Purchase Agreement).  The maximum total consideration payable to Sellers under the Purchase Agreement is $22,000,000.

In accordance with the Purchase Agreement, Witt Group has agreed to pay Sellers, within six months of the date of Closing, the amount by which the working capital of the Preparedness Unit at the Closing exceeds $6,800,000, and Sellers have agreed to pay Witt Group, within six months of the date of Closing, the amount by which the working capital of the Preparedness Unit is less than $5,800,000.  Sellers have also agreed to pay Witt Group (i) a “true-up” of up to $1,000,000 based on accounts receivable (other than accounts receivable originating from the State of Louisiana or its agencies) that remain uncollected as of six months following the Closing, and (ii) the face amount of any uncollected receivables arising from the bankruptcy or dissolution of any non-governmental entity.  Witt Group has agreed to transfer to Sellers all rights with respect to such uncollected receivables upon such payment.

Sellers have made customary representations, warranties and covenants in the Purchase Agreement.  The Purchase Agreement contains a “no shop” restriction on Sellers’ ability to solicit third party proposals, provide information to and engage in discussions and negotiations with third parties.  The no shop provision is subject to a “fiduciary out” provision that allows Sellers, under certain circumstances and in compliance with certain obligations, to provide information and participate in discussions and negotiations with respect to written third party acquisition proposals submitted after the date of the Purchase Agreement that the Company’s Board of Directors believes in good faith to be bona fide and determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or could be expected to result in a “Superior Proposal,” as defined in the Purchase Agreement.  The sale of the Preparedness Unit is subject to the approval of the Company’s shareholders and certain other customary closing conditions.

The Purchase Agreement may be terminated by Sellers and/or Witt Group for a number of reasons, including but not limited to the following: (i) by Sellers or Witt Group if the transactions contemplated under it do not close on or before October 31, 2010; (ii) by Sellers or Witt Group as a result of the other parties’ material breach of any of their representations, warranties, covenants or agreements under the Purchase Agreement; and (iii) by Sellers or Witt Group upon the Company’s failure to obtain shareholder approval for the transactions contemplated by the Purchase Agreement at a meeting held to vote on such matter.  Upon termination by Witt Group resulting from the Company’s failure to recommend the transactions contemplated by the Purchase Agreement to its shareholders or the Company’s failure to (i) file a proxy statement with the SEC, (ii) respond to SEC comments or (iii) hold a special meeting of stockholders, within specified time periods, Sellers will pay Witt Group $500,000 plus up to $500,000 of expenses (“Witt Group Expenses”).  Sellers will also pay $500,000 plus Witt Group Expenses in the event they terminate the Purchase Agreement because they have received a Superior Proposal.  Sellers will pay Witt Group only Witt Group Expenses if despite the Company’s good faith efforts it fails to secure approval of the Purchase Agreement by its shareholders, and $500,000 plus Witt Group Expenses if Sellers fail to exercise good faith efforts.  Upon termination by Witt Group resulting from Sellers’ material breach of any of their representations, warranties, covenants or agreements, Sellers will pay Witt Group $500,000 plus 50% of Witt Group Expenses.  Juggernaut Capital Partners, L.P. has agreed to provide a guarantee of up to $250,000 to be used for the payment of indemnification expenses or termination fees in the event that Sellers terminate the Purchase Agreement as a result of Witt Group’s material breach of any of its representations, warranties, covenants or agreements.

Support Agreements

Concurrently with the execution of the Purchase Agreement, the GlobalOptions Stockholders and Witt Group have entered into the Support Agreements pursuant to which the GlobalOptions Stockholders have agreed to, among other things, (i) vote their shares of Common Stock (the “Support Agreement Shares”) in favor of the transactions contemplated by the Purchase Agreement, except that the Support Agreements provide that when the aggregate number of Support Agreement Shares exceeds 34.9% of the voting power of the Company’s outstanding capital stock, then the Support Agreements shall only apply to the maximum number of Support Agreement Shares as would not result in exceeding such percentage, with any resulting adjustments being allocated pro rata among the Support Agreement Shares and (ii) not to sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding other than the Purchase Agreement with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of their respective Support Agreement Shares during the term of the Support Agreements.

ITEM 5.          Interests in Securities of the Issuer.

(a) - (b)   The information contained in Item 3 and Item 4 and Rows (7) through (13) of the cover page of this Schedule 13D for Witt Group are incorporated herein by reference.  As set forth in the Company’s Form 10-Q filed with the SEC on May 13, 2010, the Company had 14,370,080 shares of Common Stock outstanding as of May 13, 2010.  Pursuant to the Support Agreements, Witt Group may be deemed to have beneficial ownership of up to a maximum of 34.9% of the Company’s shares of capital stock outstanding on the record date for any vote at a stockholder meeting or through written consent for certain events as set forth in the Support Agreements.  If the record date were May 13, 2010, Witt Group may be deemed to hold 5,015,157 shares of Common Stock.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Witt Group that Witt Group is the beneficial owner of any of the shares of the Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The number of shares of Common Stock beneficially owned by the Witt Group Members is set forth in Schedule A.

Pursuant to the Support Agreements, Witt Group may be deemed to have shared power to vote or direct the voting of 5,015,157 shares of Common Stock held by the GlobalOptions Stockholders.

The name, business address, present principal occupation or employment and citizenship of each GlobalOptions Stockholder and other information required by Item 2 are set forth in Schedule B, which consists of information publicly filed with the SEC.  While Witt Group has no reason to believe that such information was not reliable as of its filing date, Witt Group makes no representation or warranty with respect to the accuracy or completeness of such information, and the filing of this Schedule 13D shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the GlobalOptions Stockholders, which may affect the accuracy or completeness of such information.

(c)   Except for the Purchase Agreement, the Support Agreements and the transactions contemplated by such agreements, neither Witt Group, nor to Witt Group’s knowledge, any of the Witt Group Members, has effected any transactions in respect of the Common Stock within the past 60 days.

(d)         Witt Group does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Support Agreement Shares.  To Witt Group’s knowledge, no person other than the applicable Witt Group Member has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock which may be beneficially owned by such Witt Group Member (other than the Support Agreement Shares).

(e)         Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Items 3, 4 and 5 and in the Support Agreements, the form of which is attached as Exhibit 1 hereto and incorporated herein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to the securities of the Company, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

ITEM 7.         Material to be Filed as Exhibits.

Exhibit 1	Form of Support Agreement entered into by Witt Group and each of the GlobalOptions Stockholders on May 13, 2010

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           May 24, 2010

                 WITT GROUP HOLDINGS, LLC

                 By:        /s/ John Pate Felts
                 Name:   John Pate Felts
                 Title:     Authorized Signatory

Exhibit Index

Exhibit 1	Form of Support Agreement entered into by Witt Group and each of the GlobalOptions Stockholders on May 13, 2010

SCHEDULE A

Name & Citizenship	Present Principal Occupation & Business Address	Shares Beneficially Owned	Percentage of Outstanding Shares*
James L. Witt, United States	Chief Executive Officer of the Preparedness Unit, 1501 M Street, NW, Washington, DC 20005	883,351**	6.1%
Mark Merritt, United States	Co-President of the Preparedness Unit, 1501 M Street, NW, Washington, DC 20005	65,259***	0.4%
Barry Scanlon, United States	Co-President of the Preparedness Unit, 1501 M Street, NW, Washington, DC 20005	65,259***	0.4%
Pate Felts, United States	Senior Advisor of the Preparedness Unit, 1501 M Street, NW, Washington, DC 20005	65,259***	0.4%
Juggernaut Capital Partners, L.P., a Delaware limited partnership	Private equity firm, 4445 Willard Avenue, 12th Floor, Chevy Chase, MD 20815	0	0
Juggernaut Partners GP, LLC a Delaware limited liability company (and Juggernaut Capital Partners, L.P.’s General Partner)	Private equity firm, 4445 Willard Avenue, 12th Floor, Chevy Chase, MD 20815	0	0

*           Based upon information set forth in the Form 10-Q filed by the Company with the SEC on May 13, 2010, there were 14,370,080 shares of common stock of the Company outstanding as of such date.

**           Includes: (i) 68,533 shares of Common Stock held by Mr. Witt individually, (ii) 802,318 shares of Common Stock held by the James L. Witt Revocable Trust U/A/D 12/28/05, of which Mr. Witt is the trustee, and (iii) 12,500 shares of restricted Common Stock which will vest within 60 days of May 24, 2010.  Mr. Witt may be deemed to be the beneficial owner of the shares of Common Stock held by the James L. Witt Revocable Trust U/A/D 12/28/05.

***           Includes (i) 410 shares of restricted Common Stock which will vest within 60 days of May 24, 2010 and (ii) 2,042 shares of Common Stock subject to stock options that are currently exercisable.

SCHEDULE B

Name	Present Principal Occupation & Business Address
Harvey Schiller*	Chairman of the Board of Directors and Chief Executive Officer, GlobalOptions Group, Inc., 75 Rockefeller Plaza, 27th Floor, NY 10019
Jeffrey Nyweide*	Chief Financial Officer, Executive Vice President-Corporate Development, Treasurer and Secretary, GlobalOptions Group, Inc., 75 Rockefeller Plaza, 27th Floor, NY 10019
Harvey Partners, LLC•	Investment Management Services, 350 Madison Avenue, 8th Floor, New York, NY 10017
Cipher 06, L.L.C.†	Financing and Financial Advisor Services, 590 Madison Avenue, Floor 5, New York, NY 10022
Vicis Capital LLC□	Investment Advisory Services, 445 Park Avenue, 16th Floor, New York, NY 10022
Howard Safir*	Former Chief Executive Officers, Security Consulting and Investigations Unit, GlobalOptions Group, Inc., 75 Rockefeller Plaza, 27th Floor, NY 10019
To the best of Witt Group’s knowledge, none of the GlobalOptions Stockholders has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of Witt Group’s knowledge, each person listed above is a citizen of the United States.

*           Based on information set forth in the Company’s 10-K filed with the SEC on March 16, 2010.

•           Based on information set forth in the Schedule 13-D filed by Harvey Partners, LLC with the SEC on April 28, 2008 with respect to ZiLog, Inc.

†           Based on information set forth in the Schedule 13-D filed by Cipher 06, L.L.C. with the SEC on February 9, 2007 with respect to Sontra Medical Corporation.

□           Based on information set forth in the Schedule 13-D filed by Vicis Capital LLC with the SEC on June 17, 2009 with respect to World Racing Group, Inc.

Exhibit 1 to Schedule 13D

FORM OF
SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), is dated as of May 13, 2010, by and between Witt Group Holdings, LLC, a Delaware limited liability company (“WGH”), and [•] (“Stockholder”).  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in Annex I hereto.

W I T N E S S E T H:

WHEREAS, WGH, GlobalOptions Group, Inc., a Delaware corporation (the “Company”) and GlobalOptions, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“GlobalOptions”), have entered into that certain Asset Purchase Agreement, dated as of the date hereof (as the same may be modified or amended from time to time, the “Purchase Agreement”), providing for, among other things, the purchase all of GlobalOption’s assets relating to the Business (the “Purchase”);

WHEREAS, as a condition to WGH’s willingness to enter into and perform its obligations under the Purchase Agreement, WGH has required that Stockholder agree, and Stockholder desires to agree (i) to vote, or cause to be voted, in person or by proxy all of the shares owned beneficially and of record by Stockholder as of the record date (the “Owned Shares”), in favor of (a) approval of the Purchase and the other transactions contemplated by the Purchase Agreement and the other agreements related thereto (the “Related Agreements”), and (b) any other matter that is required by applicable law or by any Governmental Authority to be approved by stockholders of the Company to consummate the Purchase and the other transactions contemplated by the Purchase Agreement and the Related Agreements, and against any Acquisition Proposal; (ii) to grant WGH a proxy to vote the Owned Shares on behalf and in the name of Stockholder; and (iii) to take the other actions, or to refrain from taking certain enumerated actions, each as further described herein; and

WHEREAS, Stockholder desires to express his support for the Purchase and the other transactions contemplated by the Purchase Agreement and the Related Agreements.

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Agreement to Vote; Non-Solicit; Irrevocable Proxy.

1.1. Agreement to Vote.  Subject to Section 1.4 below, Stockholder hereby agrees that, during the time this Agreement is in effect, at any meeting of the stockholders of the Company (including, but not limited to, the Special Meeting), however called, or any adjournment or postponement thereof, and in response to any request for any written consent of the stockholders of the Company, Stockholder shall be present (in person or by proxy) and vote (or cause to be voted) all of the Owned Shares (a) in favor of (i) approval of the Purchase and the other transactions contemplated by the Purchase Agreement and the Related Agreements, and approval of any other matter that is required by applicable law or by any Governmental Authority to be approved by the stockholders of the Company to consummate the Purchase and the other transactions contemplated by the Purchase Agreement and the Related Agreements; and (b) against (i) any other Acquisition Proposal, and (ii) any other action that could reasonably be expected to (A) impede, interfere with, delay, postpone or attempt to discourage or have the effect of discouraging the consummation of the Purchase and the other transactions contemplated by the Purchase Agreement and the Related Agreements, (B) constitute or result in a breach of any of the representations, warranties covenants, or other obligations or agreements of either the Company or GlobalOptions under the Purchase Agreement that would reasonably be expected to have a material adverse effect on the Company, GlobalOptions or the Business or (C) impair or adversely affect the respective abilities of the Company or GlobalOptions to consummate the Purchase and the other transactions contemplated by the Purchase Agreement and the Related Agreements.

1.2. Non-Solicit.  Stockholder hereby agrees that, during the time this Agreement is in effect neither Stockholder nor any of Stockholder’s affiliates or representatives shall, directly or indirectly, (a) initiate, solicit or knowingly encourage (including by way of providing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations, (b) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal, (c) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to an Acquisition Proposal, (d) enter into any agreement or agreement to abandon, terminate or fail to consummate the Purchase and the other transactions contemplated by the Purchase Agreement and the Related Agreements or (e) propose or agree to do any of the foregoing.

1.3. Irrevocable Proxy.  Solely with respect to the matters described in Section 1.1, and subject to Section 1.4 below, if Stockholder has not taken a Qualifying Action (as defined below) on or prior to the fifth (5th) business day prior to the Special Meeting (including any adjournments or postponements thereof) or any other meeting, date or event upon which stockholders of the Company will be asked to vote with respect to the matters described in Section 1.1 (such meeting, date or event, the “Voting Event”), Stockholder hereby irrevocably appoints WGH as its proxy with full power of substitution (which proxy is irrevocable and which appointment is coupled with an interest, including for purposes of all applicable provisions of the Delaware General Corporation Law) to vote in its discretion all Owned Shares owned by Stockholder beneficially and of record solely on the matters described in Section 1.1 effective from and after such third (3rd) business day prior to the Voting Event and until the date that is [six (6)] months after the date of the applicable Voting Event.  Stockholder agrees to execute any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the proxy contained herein.  “Qualifying Action” means either (a) the delivery by each Stockholder to WGH of a copy of such Stockholder’s duly executed and valid proxy (and any amendment of such proxy) with respect to the Special Meeting or other Voting Event, provided the votes reflected in such proxy or amendment thereof are consistent with Stockholder’s voting obligations under this Agreement with respect to the matter(s) in question or (b) the delivery by Stockholder to WGH of a written certificate signed by Stockholder certifying that Stockholder shall attend the Special Meeting or other Voting Event in person (if a meeting of stockholders) and vote the Owned Shares in accordance with Section 1.1 hereof, provided that in the event that a Qualifying Action is subsequently rescinded, revoked or modified in any manner inconsistent with the requirements of Section 1.1, or if Stockholder does not attend and vote as required hereunder at any Voting Event, Stockholder shall be deemed to have affirmed as of the time of the Voting Event the proxy with respect to the Owned Shares granted in this Section (notwithstanding any other action taken since the date hereof) and WGH (or its designee) shall be entitled to the proxy and vote the Owned Shares in its discretion at or in connection with the applicable Voting Event.

1.4. Termination of Obligations and Covenants of Stockholder and Proxy.  The obligations and covenants of the Stockholder pursuant to this agreement and the proxy granted to WGH herein with respect to the Owned Shares automatically shall terminate and be of no further force or effect from and after any termination of the Purchase Agreement pursuant to the terms thereof.

2. Representations and Warranties of Stockholders.  Stockholder hereby represents and warrants to WGH as follows:

2.1. Power; Due Authorization; Binding Agreement.  Stockholder has full power and authority to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms, except that enforceability may be subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors rights generally and to general principles of equity.

2.2. Ownership of Shares.  All Owned Shares (a) are, and will be as of the date of the Stockholders Meeting or any other applicable Voting Event, held free and clear of all liens and encumbrances, and (b) will not be subject to any proxies (other than pursuant to this Agreement) as of the date of the Special Meeting or any other applicable Voting Event.  As of the date hereof, Stockholder has, and as of the date of the Special Meeting or other Voting Event will have (except as otherwise permitted or required by this Agreement), sole voting power and sole dispositive power with respect to all of the Owned Shares.

2.3. No Conflicts.  The execution and delivery of this Agreement by Stockholder does not, and the performance of the terms of this Agreement by Stockholder will not, (a) require Stockholder to obtain the consent or approval of, or make any filing with or notification to, any Governmental Authority, (b) require the consent or approval of any other Person pursuant to any agreement, obligation or instrument binding on Stockholder or his properties and assets, (c) conflict with or violate any organizational document or any law applicable to Stockholder or pursuant to which any of his properties or assets are bound or (d) violate any other agreement to which Stockholder or any of his affiliates is a party including any voting agreement, stockholders agreement, irrevocable proxy or voting trust, except for any consent, approval, filing or notification which has been obtained as of the date hereof or the failure of which to obtain, make or give would not, or any conflict or violation which would not, impair in any material respect Stockholder’s ability to perform his obligations under this Agreement or in any event impair Stockholder’s ability to perform his obligations under Section 1.1 hereof.  Except for this Agreement, the Owned Shares are not, with respect to the voting or transfer thereof, subject to any other agreement or third party rights, including any voting agreement, stockholders agreement, irrevocable proxy or voting trust.

2.4. Acknowledgment.  Stockholder understands and acknowledges that WGH entered into the Purchase Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

3. Certain Covenants of Stockholder.  Stockholder hereby covenants and agrees with WGH as follows:

3.1. Restriction on Transfer, Proxies and Non-Interference.  Stockholder hereby agrees, while this Agreement is in effect, not to (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding other than this Agreement with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Owned Shares, (b) grant any proxies or powers of attorney, deposit any Owned Shares into a voting trust or enter into a voting agreement with respect to any Owned Shares (or attempt or purport to revoke or supersede the proxy granted to WGH hereunder), (c) take any action that reasonably could cause any representation or warranty of Stockholder contained herein to become untrue or incorrect or have the effect of preventing or disabling Stockholder from performing Stockholder’s covenants or other obligations under this Agreement or (d) commit or agree to take any of the foregoing actions.  Any transfer of any Owned Shares in violation of this provision shall be null and void.  If any involuntary transfer of any of the Owned Shares shall occur (including a sale by Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Owned Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the earlier of (i) the date on which such restrictions, liabilities and rights terminate pursuant to this Agreement and (ii) a valid termination of this Agreement.

3.2. No Limitations on Actions.  Stockholder signs this Agreement solely in his capacity as the record and/or beneficial owner, as applicable, of the Owned Shares; nothing herein shall limit or affect the Company’s rights available at law or in equity in connection with the Purchase Agreement.

3.3. Further Assurances.  From time to time, at the request of WGH and without further consideration, Stockholder shall execute and deliver such additional documents and instruments and take all such further action as may be reasonably requested by WGH to effectuate or evidence the purpose and intent of this Agreement.

4. Miscellaneous.

4.1. Entire Agreement; Assignment.  This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.  This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto.

4.2. Amendments.  This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

4.3. Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, by facsimile transmission or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery.  All communications hereunder shall be delivered to the respective parties at the following addresses:

If to Stockholder to:

[•]

If to WGH:

Witt Group Holdings, LLC
1501 M Street, NW
Washington, DC 20005
Attention:                      James Lee Witt
Facsimile:                      (202) 585-0792

with a copy (which shall not constitute notice) to:

Bingham McCutchen LLP
2020 K Street, NW
Washington, DC  20006
Attention:                      Andrew M. Ray, Esq.
Facsimile:                      202.373.6452

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

4.4. Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

4.5. Remedies.  The parties agree that irreparable damage would occur in the event that any provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they may be entitled under any applicable law or in equity.

4.6. Counterparts.  This Agreement may be executed by facsimile or PDF signature and in two (2) or more counterparts, each of which shall be deemed to be an original, but all of which when taken together shall constitute one and the same Agreement.

4.7. Severability.  Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

4.8. Interpretation.  When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

4.9. Savings Clause.  Notwithstanding anything to the contrary contained herein, in the event that the number of Owned Shares, when aggregated with the number of shares subject to other support agreements, by and between WGH and other holders of the voting stock of the Company (collectively, the “Other Support Agreements”) would exceed 34.9% of the voting power of the then-outstanding shares of capital stock of the Company, this Agreement shall deem to apply only to the maximum number of shares subject hereto as would not result in the total shares with voting power subject to this Agreement and the Other Support Agreements exceeding such 34.9% maximum amount, with any resulting adjustment in the amount of shares subject to this Agreement and the Other Support Agreements to be allocated pro rata among such agreements based on the relative number of shares subject to such agreements.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Support Agreement to be duly executed as of the day and year first above written.

          ___________________________________
          [Stockholder]

          Witt Group Holdings, LLC

          ______________________________
          Name:
          Title:

Annex I

Definitions

“Acquisition Proposal” means any offer or proposal (other than from WGH) concerning any (A) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, GlobalOptions or the Business, (B) sale, lease, pledge or other disposition of assets of (1) the Business or (2) the Company or GlobalOptions representing 20% or more of the consolidated assets of the Company or GlobalOptions, in a single transaction or a series of related transactions, (C) issuance, sale or other disposition by the Company to any Person or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, or (D) transaction or series of related transactions in which any Person or group acquires beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the outstanding voting equity interests of the Company.

“Business” means the Company’s preparedness services unit, which is a separate financial reporting unit that develops and implements crisis management and emergency response plans for disaster mitigation, continuity of operations and other emergency management issues for governments, corporations and individuals.

“Governmental Authority” means any foreign, federal, state or local agency, authority, board, bureau, court, instrumentality or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers.

“Person” means any individual, corporation, proprietorship, joint venture, firm, partnership, trust, limited liability company, Governmental Authority, association or other entity.

“Special Meeting” means the special meeting of the Company’s stockholders to consider and vote upon the adoption and approval of the Purchase Agreement and the Related Agreements and the transactions contemplated thereby.